 Exhibit (a)(1)(vii)
March 24, 2026
Ares Strategic Income Fund
1Q26 Tender Update — Shareholder Q&A
1. What is ASIF and what is the Fund designed to do?
•
Launched in 2022, Ares designed Ares Strategic Income Fund (“ASIF” or the “Fund”) to offer investors an income solution with downside protection,1 meant to serve as a core, long-term allocation in an investor’s portfolio.

•
ASIF’s investment adviser sits within the Ares Credit Group, which we believe is one of the most experienced managers in the credit market and a leader in the direct lending space with over 85 partners with an average of over 26 years’ experience and $406.9 billion in AUM as of December 31, 2025.2

•
Consistent with Ares’ broader U.S. Direct Lending strategy, the Fund seeks to provide shareholders with income stability, a yield premium relative to traditional public fixed income, and downside protection through market cycles.1

2. What happened in ASIF’s Q1 Tender Offer?
•
Consistent with the terms described in the Fund’s tender offer filing and prospectus, ASIF conducted its scheduled quarterly tender offer for up to 5% of the Fund’s outstanding common shares as of January 31, 2026.

•
The Fund received 11.6% in total repurchase requests.3 Therefore, all repurchase requests were satisfied on a pro-rata basis of 43.1%, consistent with the mechanics outlined in the Fund’s tender offer filing and prospectus.

3. Why did we repurchase 5% of the Fund’s outstanding common shares?
•
ASIF’s performance is driven by its focus on illiquid private credit investments. To provide access to this asset class’s attractive risk/return characteristics while offering shareholder-friendly features such as monthly subscriptions, monthly distributions and simplified tax reporting, the Fund was carefully designed with a specific liquidity framework. As such, the Fund has offered and intends to continue offering to repurchase up to 5% of common shares per quarter.4

•
This framework is designed to enable ASIF to maintain sufficient capital for deployment into new opportunities, which have historically been at some of their most attractive during periods of uncertainty.

•
Notably, the majority of repurchase requests were made by a limited number of family offices and smaller institutions in select geographies who represent less than 1% of our over 20,000 shareholders.

•
We believe that this decision is aligned with the best interests of the Fund and all of our stakeholders, including the overwhelming majority of shareholders who remain invested as well as our lenders and bondholders.

4. Is this activity indicative of underperformance or stress in the portfolio?
•
No. The tender activity is not indicative of any underperformance or stress within the ASIF portfolio:

•
Through January 31, 2026, the Fund generated an annualized inception-to-date total return of 10.6% for Class I common shares,5 which is one of the highest inception-to-date returns relative to the Fund’s non-traded business development company peers.6 The Fund has paid distributions for Class I common shares at an annualized rate of 9.43% based on net asset value (“NAV”)7 and the Fund’s Board of Trustees has approved distributions consistent with prior periods through June 2026, reflecting continued confidence in the portfolio’s earnings power.

•
The Fund has continued to demonstrate sound and defensive credit performance, with substantially all ASIF portfolio companies performing in line with or exceeding underwriting expectations as of December 31, 2025. Key metrics reflecting the health of the portfolio as of December 31, 2025 include: 14% year-over-year EBITDA growth8 and no loans on non-accrual9, meaning all portfolio companies were current on interest payments and management currently has no reasonable expectation of loss of principal or interest.

•
The portfolio has been constructed to prioritize downside protection.1 Key metrics that reflect the defensive nature of the Fund’s portfolio as of January 31, 2026 include:

•
84% senior secured exposure, 854 portfolio companies, 0.1% average position size,10 and 38% loan-to-value (“LTV”). 11 The significant diversification is intentionally designed to prevent any single investment from materially impacting the Fund’s performance.12

5. What sources of liquidity will be used to fund repurchases?
•
The Fund is designed to maintain sufficient liquidity to meet repurchase requests of up to 5% of common shares in any given quarterly repurchase offer.

•
Furthermore, the Fund is designed to maintain a diversified base of liquidity mechanisms, as repurchases can be funded through a combination of monthly inflows, repayments from existing investments, significant capacity on the Fund’s leverage facilities, and liquid securities.

6. When and how do I tender more of my common shares if I choose to do so?
•
As described in ASIF’s prospectus, unfulfilled repurchase requests do not carry over automatically to the next repurchase offer. Shareholders with unfulfilled repurchase requests may elect to resubmit in any future repurchase offer. The Fund intends to continue to offer to repurchase up to 5% of common shares per quarter.4

7. What is the outlook for the Fund?
•
The Ares Credit platform benefits from a more than 20-year, cycle-tested track record in global direct lending, and a 0.01% average annualized realized loss rate on senior investments since 2004, underscoring Ares’ disciplined approach to credit underwriting and risk management.13

•
Drawing on more than two decades of experience across credit cycles, we remain confident in the Fund’s ability to deliver durable income, yield premium relative to traditional public fixed income and credit markets, and downside protection.1

1
References to “risk mitigation,” “downside protection” or similar language are not guarantees against loss of investment capital or value.

2
As of December 31, 2025, such assets under management included approximately $14.6 billion managed by Ivy Hill Asset Management, L.P., an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by ASIF's investment adviser.

3
The final aggregate repurchase amount is calculated as the net asset value of the total amount of common shares tendered by shareholders, less the early repurchase deduction, as applicable.

4
Quarterly repurchases are expected but not guaranteed. The Fund's board of trustees may amend, suspend or terminate these share repurchases in its discretion if it deems such action to be in the best interest of shareholders.

Inception date for Class I common shares is December 5, 2022 and August 1, 2023 for Class S common shares and Class D common shares. Annualized inception-to-date total return through January 31, 2026 is 9.92% for Class I common shares with Upfront Placement Fees and Brokerage Commissions, 9.85% for Class D common shares, 8.97% for Class D common shares with Upfront Placement Fees and Brokerage Commissions, 9.20% for Class S common shares, and 7.66% for Class S common shares with Upfront Placement Fees and Brokerage Commissions. Total return is calculated as the change in monthly NAV per share during the period plus distributions per share (assuming any distributions, net of distribution and/or shareholder servicing fees, are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share, which is calculated after the deduction of ongoing expenses that are borne by investors, such as management fees, incentive fees, distribution and/or shareholder fees, interest expense, offering costs, professional fees, trustee fees and other general and administrative expenses. Inception-to-date figures use the initial offering price of $25.00 per share as the beginning NAV. There can be no assurance that ASIF will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of the long-term performance of the Fund. Total return and annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I common shares, due to differing fees and commissions.

As of January 31, 2026, measured by comparing the ITD return of the Class I common shares reported in SEC filings made by the ten largest non-traded BDC peers as identified by assets under management data reported by Robert A. Stanger & Company, Inc.

7
The annualized distribution rate since inception is 8.58% for Class S common shares and 9.18% for Class D common shares.

8
EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information.

9
As of December 31, 2025 at amortized cost. Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or where there is reasonable doubt that principal or interest will be collected in full.

10
As of January 31, 2026. Average position size is determined by the average of the amortized cost divided by total portfolio at amortized cost for each portfolio company. Diversification does not assure profit or protect against market loss.

11
As of December 31, 2025. Weighted average LTV includes all private debt investments for which fair value is determined in good faith by the investment adviser, subject to oversight by the Fund’s board of trustees and excludes quoted assets. Weighted average LTV is calculated as the net ratio of LTV for each portfolio company, weighted based on the fair value of total applicable ASIF private debt investments. LTV is calculated as the current total net debt through each respective loan tranche held by ASIF divided by the estimated value of the portfolio company as of the most recent quarter end.

12
Diversification does not assure profit or protect against market loss.

13
Average annualized realized loss rate is defined as total gains/(losses) on assets with a payment default as a % of total invested capital since inception, divided by number of years since inception, for Ares U.S. Direct Lending Senior investments. An investment that has experienced a payment default is placed on non-accrual unless a waiver or amendment related to such default has been granted. The average annualized realized loss rate of 0.01% includes all senior secured debt investments of the U.S. Direct Lending Team from October 8, 2004 through June 30, 2025 (excluding venture investments, oil & gas investments, private asset backed securities, investments warehoused or held for seasoning and syndication purposes (including investments held for less than 30 days and other investments determined to be temporarily held by Ares in conjunction with syndication processes)).

Forward-Looking Statement Disclosure
This letter may contain words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “seeks,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund as of the date of this letter. Except as required by the federal securities laws, the

Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this letter are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including the factors set forth in “Summary of Risk Factors” and the other information included in this content and in the Fund’s prospectus, as amended or supplemented from time to time, including the documents incorporated by reference therein.
Additional Important Disclosures
Past performance is not a guarantee of future results. An investment in the Fund involves a high degree of risk and therefore should only be undertaken by qualified investors whose financial resources are sufficient to enable them to assume these risks and to bear the loss of all or part of their investment. The Fund and Ares do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. This letter shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.